SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2015
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
CORPORATE TAXPAYER ID (CNPJ): 76.483.817/0001-20
PUBLICLY-HELD COMPANY
CVM Registration No. 1431-1

SUMMARY OF THE MINUTES OF THE ONE HUNDRED AND NINETY FIRST
EXTRAORDINARY SHAREHOLDERS’ MEETING

1. VENUE: Rua Coronel Dulcídio 800, in Curitiba, state of Paraná. 2. DATE AND TIME: July 30, 2015, at 2:30 pm. 3. CALL NOTICE: Call notice was published in the Official Gazette of the State of Paraná and the Gazeta do Povo newspaper. 4. QUORUM: Shareholders representing 61.39% (sixty-one point and thirty-nine percent) of the voting capital attended the meeting. 5. PRESIDING BOARD: PAULO SÉRGIO ROSSO - Chairman; CARLOS HOMERO GIACOMINI - Board of Directors member; and DENISE TEIXEIRA GOMES - Secretary. 6. RESOLUTIONS:

ITEM 1 – Elected, by a majority vote, to the Board of Directors, to complete the 2015-2017 term: Henrique Amarante da Costa Pinto.

7. SIGNATURES: PAULO SÉRGIO ROSSO - Representative of the State of Paraná and Chairman of the Shareholders’ Meeting; CARLOS HOMERO GIACOMINI, Board of Directors member, LUIZ FERNANDO LEONE VIANNA – CEO of Copel and Executive Secretary of the Board of Directors; ANDERSON CARLOS KOCH - ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT FUND LIMITED, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045833, VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND A SERIES OF VANGUARD STAR FUNDS, ARROWSTREET US GROUP TRUST, BRANDES CANADA EMERGING MARKETS EQUITY UNIT TRUST, BRANDES INSTITUTIONAL EQUITY TRUST, BRANDES INVESTMENT FUNDS PUBLIC LIMITED COMPANY / BRANDES EMERGING MARKETS EQUITIES FUND, BRANDES INVESTMENT PARTNERS, LP 401(K) PLAN, CALIFORNIA PUBLIC EMPLOYEES´ RETIREMENT SYSTEM, CANADA PENSION PLAN INVESTMENT BOARD, CATERPILLAR INC. GROUP INSURANCE PLAN TRUST, FIDELITY SALEM STREET TRUST: SPARTAN EMERGING MARKETS INDEX FUND, LEGAL AND GENERAL ASSURANCE (PENSIONS MANAGEMENT) LTD, LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED, LVIP BLACKROCK EMERGING MARKETS RPM FUND, MANAGED PENSION FUNDS LIMITED, NORGES BANK, POWERSHARES FTSE RAFI EMERGING MARKETS PORTFOLIO, STICHTING PGGM DEPOSITARY, SUNSUPER POOLED SUPERANNUATION TRUST, TIMOTHY PLAN EMERGING MARKETS FUND, TYCO ELETRONICS RETIREMENT SAVINGS INVESTMENT PLAN TRUST, UPS GROUP TRUST, USAA EMERGING MARKETS FUND, UTAH STATE RETIREMENT SYSTEMS, VANGUARD EMERGING MARKETS STOCK INDEX FUND, VANGUARD FTSE ALL-WORLD EX-US INDEX FUND A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS, VANGUARD FUNDS PUBLIC LIMITED COMPANY, VANGUARD TOTAL WORLD STOCK INDEX FUND A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS, WEST VIRGINIA INVESTMENT MANAGEMENT BOARD and DENISE TEIXEIRA GOMES – Secretary.

The full text of the Minutes of the 191st Extraordinary Shareholders’ Meeting was recorded on pages 148 to 150 of Book 10 of Companhia Paranaense de Energia – Copel, registered at the Commercial Registry of the State of Paraná under no. 08/167840-1, on July 16, 2008.

DENISE TEIXEIRA GOMES
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 30, 2015

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.